SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 1
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
EASTERN AMERICAN NATURAL GAS TRUST
(Name of Subject Company (Issuer))
ENSOURCE ENERGY INCOME FUND LP
ENSOURCE ENERGY PARTNERS, LP
(Names of Filing Person (Offeror))
Units of Beneficial Interest
(Title of Class of Securities)
912833KA7
(CUSIP Number of Class of Securities)
Scott W. Smith
President
Ensource Energy Company LLC
general partner of Ensource Energy Partners, LP
general partner of Ensource Energy Income Fund LP
7500 San Felipe, Suite 440
Houston, Texas 77063
Telephone: (713) 659-1794
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
G. Michael O’Leary
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002
(713) 220-4200
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$169,743,000	$18,162.50

*Pursuant to Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, and solely for the purposes of calculating the registration fee, the market value of the securities to be received was calculated as the product of (i) 5,900,000 depositary units of Eastern American Natural Gas Trust (the sum of (x) 5,880,100 depositary units outstanding and (y) 19,900 trust units that can theoretically be reconstituted as depositary units under the Eastern American Natural Gas Trust depositary arrangement, each as of September 30, 2005 (as reported in Eastern American Natural Gas Trust’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005) and (ii) the average of the high and low prices of Eastern American Natural Gas Trust reported in the NYSE consolidated reporting system on November 21, 2005 ($28.77).
**$107.00 per million dollars of transaction value. The entire amount of the filing fee has been offset by the amount of the filing fee previously paid by Ensource Energy Income Fund LP as described below.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $22,445.42	Filing Party: Ensource Energy Income Fund LP
Form or Registration No.: Form S-4 (File No:333-126068)	Date Filed: September 15, 2005***
*** Of the total amount previously paid, $22,424.53 was paid in connection with the filing of the Registration Statement on Form S-4 (File No. 333-126068) (the “Registration Statement”) filed June 23, 2005, and $21.29 was paid in connection with the filing of Amendment No. 1 to the Registration Statement filed on September 15, 2005.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☑ third party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rules 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

NOTE: THIS AMENDMENT NO. 1 TO SCHEDULE TO AMENDS AND RESTATES IN ITS ENTIRETY THE ORIGINAL SCHEDULE TO FILED ON NOVEMBER 28, 2005. THE ONLY CHANGES BETWEEN THIS AMENDMENT NO. 1 AND THE ORIGINAL FILING ARE THE CORRECTION OF TYPOGRAPHICAL ERRORS IN THE CALCULATION OF THE FEES ASSOCIATED WITH THE FILING AND TO ADD AS EXHIBITS ADDITIONAL TENDER OFFER MATERIALS.
THIS TENDER OFFER STATEMENT ON SCHEDULE TO (THIS “SCHEDULE TO”) RELATES TO THE OFFER (THE “OFFER”) BY ENSOURCE ENERGY INCOME FUND LP, A DELAWARE LIMITED PARTNERSHIP (THE “PARTNERSHIP”), TO EXCHANGE EACH ISSUED AND OUTSTANDING DEPOSITARY UNIT (“DEPOSITARY UNIT”) OF EASTERN AMERICAN NATURAL GAS TRUST, A DELAWARE STATUTORY TRUST (“NGT”), FOR CONSIDERATION CONSISTING OF ONE OF COMMON UNIT REPRESENTING A LIMITED PARTNERSHIP INTEREST OF THE PARTNERSHIP (“COMMON UNIT”) AND A PRO RATA SHARE OF A SPECIAL CASH DISTRIBUTION OF $5.9 MILLION FOR DEPOSITARY UNITS ACCEPTED BY THE PARTNERSHIP FOR EXCHANGE, ON THE TERMS AND SUBJECT TO THE CONDITIONS DESCRIBED IN THE PROSPECTUS FILED AS EXHIBIT (A)(4) HERETO.
THE PARTNERSHIP HAS FILED A REGISTRATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM S-4 (FILE NO. 333-126068) RELATING TO THE COMMON UNITS TO BE ISSUED TO HOLDERS OF DEPOSITARY UNITS IN THE OFFER (THE “REGISTRATION STATEMENT”). THE TERMS AND CONDITIONS OF THE OFFER ARE SET FORTH IN THE PROSPECTUS THAT IS A PART OF THE REGISTRATION STATEMENT (THE “PROSPECTUS”) AND THE RELATED LETTER OF TRANSMITTAL, WHICH ARE EXHIBITS (A)(4) AND (A)(1)(A), RESPECTIVELY, HERETO.
ALL OF THE INFORMATION IN THE PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL, AND ANY PROSPECTUS SUPPLEMENT OR OTHER SUPPLEMENT THERETO RELATED TO THE OFFER HEREAFTER FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY THE PARTNERSHIP IS HEREBY INCORPORATED BY REFERENCE IN ANSWER TO ITEMS 2 THROUGH 11 OF THIS SCHEDULE TO.
Item 1. Summary Term Sheet.
Information required by Item 1001 of Regulation M-A is contained in the Prospectus, which meets the requirements of § 421(d) of the Securities Act of 1933.
Item 2. Subject Company Information.
(a) As described in the Prospectus, the subject company is NGT. The information set forth in the Prospectus under the section titled “NGT Properties” is incorporated herein by reference. The address of NGT’s principal executive offices is that of JPMorgan Chase Bank, its trustee, which is 700 Lavaca, 2nd Floor, Austin, TX 78701. The trustee’s telephone number is (800) 852-1422.
(b) According to NGT’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, there were 5,880,100 Depositary Units outstanding as of June 30, 2005.
(c) The information set forth in the Prospectus under the section titled “NGT Market Price and Distribution Matters” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
(a), (b) and (c)
The Partnership and Ensource Energy Partners, LP, a Delaware limited partnership and its general partner (the “General Partner”) are the filing persons. The address of the principal executive office of the Partnership, the General Partner, and certain of their affiliates is 7500 San Felipe, Suite 440, Houston, Texas 77063. The information set forth in the Prospectus under the sections titled “Partnership Business and Properties” and “Management” is incorporated herein by reference. None of the Partnership, General Partner nor, to the best of the knowledge of the Partnership and the General Partner, has any of their respective directors, executive officers or other affiliates been convicted in a criminal proceeding (except traffic violations or similar misdemeanors) during the past 5 years, or been a party to any judicial or administrative proceeding during the past 5 years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any federal or state securities laws.
Item 4. Terms of the Transaction.
(a) The information set forth in the Prospectus under sections titled “Questions and Answers About the Exchange Offer and Second-step Merger”, “Summary”, “The Offer”, “The Second-Step Merger and Post-Merger Exchange Process”, “Comparison of Depositary Unitholders’ and Common Unitholders’ Rights” and “Description of Our Partnership Agreement” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(a) Neither the Partnership, the General Partner, Ensource Energy Company LLC, a Delaware limited liability company and general partner of the General Partner (“Ensource”), nor, to the best of the Partnership’s knowledge, any of their respective directors, executive officers or other affiliates has had any transaction with NGT or any of its executive officers, directors or affiliates that would require disclosure under Item 1005(a) of Regulation M-A.
(b) The Partnership and the General Partner have not had any negotiations or transactions during the past two years with NGT concerning any of the matters set forth in Item 1005(b) of Regulation M-A, except that in connection with the exchange offer and second-step merger, the Partnership and the General Partner have contacted NGT’s trustee and notified it of the exchange offer and second-step merger. The trustee indicated that it would neither recommend nor oppose such transactions. However, such discussions were on a preliminary basis and have not resulted in the trustee’s endorsement, opposition or opinion regarding the transactions contemplated in the registration statement.
In its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, the trustee stated that it is aware that the Partnership has filed with the SEC a registration statement in which the Partnership describes “a proposed transaction pursuant to which [the Partnership] would attempt to acquire control of, and ultimately the entire interest in, [NGT].” NGT further stated that it has retained a financial adviser “to assist [NGT] with an evaluation of any such exchange offer.” NGT did not state whether it recommends that holders of depositary units accept or reject the exchange offer or whether it remains neutral with respect to the exchange offer, but did state that if the Partnership proceeds with the exchange offer, it is aware that applicable SEC rules will require that NGT advise holders of its depositary units whether NGT so recommends acceptance or rejection of, or remains neutral with respect to, the exchange offer.
The Partnership and the General Partner have since met with the trustee, its financial advisor and legal counsel to explain the terms of the Offer and answering the questions of the financial advisor.
NGT’s trust agreement requires the consent of the trustee before the second-step merger can be effected, thus the Partnership intends to obtain the trustee’s support for the transactions contemplated in the Registration Statement. The information set forth in the Prospectus under the sections titled “Background and Reasons for and Alternatives to the Exchange Offer and Second-Step Merger” and “The Offer — Relationships with NGT” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a) and (c)
The information set forth in the Prospectus under the sections titled “The Offer — Purpose of the Offer; Dissenter’s Rights”, “The Second Step Merger and Post-Merger Exchange Process — Plans for NGT and the Depositary”, “The Offer — Effect of the Exchange Offer on the Market for Depositary Units; NYSE Listing; Registration Under the Exchange Act; Margin Regulations”, “Our Cash Distribution Policy and Restrictions on Distributions” and “Comparison of Depositary Unitholders’ Rights and Common Unitholders’ Rights” are incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.
(a), (b) and (d)
The information set forth in the Prospectus under the section titled “The Offer — Source and Amount of Funds” and “The Offer — Conditions of the Offer” is incorporated herein by reference. To the best of the Partnership’s and the General Partner’s knowledge, there are no borrowed funds that would require disclosure under Item 1007(d) of Regulation M-A.
Item 8. Interest in Securities of the Subject Company.
(a) and (b)
The information set forth in the Prospectus under the section titled “The Offer — Relationships with NGT” is incorporated herein by reference. On January 15, 2004, Mr. Scott W. Smith individually acquired 50 depositary units at a price per depositary unit of $26.72. This transaction was effected through a broker.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a) The information set forth in the Prospectus under the section titled “The Offer — Fees and Expenses” is incorporated herein by reference.
Item 10. Financial Statements.
(a) and (b)
Each of the Partnership, the General Partner and Ensource are newly-formed entities with no operating history. They were formed for the purpose of effecting the transactions and business plan described in the Prospectus. The information set forth in the financial statements and notes thereto annexed to the Prospectus is incorporated herein by reference.
Item 11. Additional Information.
(a)(1) Except to the extent already disclosed in this Schedule TO or as described in the Prospectus, neither the Partnership, the General Partner nor, to the best of their knowledge, any of the General Partner’s directors, executive officers or other affiliates, is a party to any present or proposed material agreement, arrangement, understanding or relationship with NGT or any of its executive officers, directors or affiliates that would require disclosure under Item 1011(a)(1) of Regulation M-A.
(a)(2),(3) and (4) The information set forth in the Prospectus under the sections titled “The Offer — Effect of the Exchange Offer on the Market for Depositary Units; NYSE Listing; Registration Under the Exchange Act; Margin Regulations” and “The Offer — Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.
(a)(5) To the best of the Partnership’s and the General Partner’s knowledge, there are not any material legal proceedings relating to the Offer.
(b) The information set forth in the Prospectus, to the extent not already incorporated in this Schedule TO, is incorporated herein by reference.
Item 12. Exhibits.

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Amendment No. 3 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on November 4, 2005)

(a)(1)(B)	Form of Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 to Amendment No. 1 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on September 15, 2005)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.4 to Amendment No. 3 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on November 4, 2005)

(a)(1)(D)	Form of Letter to Brokers and Banking Institutions (incorporated by reference to Exhibit 99.3 to Amendment No. 3 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on November 4, 2005)

(a)(1)(E)	Form of Letter to Clients (incorporated by reference to Exhibit 99.2 to Amendment No. 3 to the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on November 4, 2005)

(a)(1)(F)	Form of FIRPTA Certificate (incorporated by reference to Exhibit 99.6 to Amendment No. 1 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed September 15, 2005)

(a)(1)(G)	Form of Notice of Direct Registration (incorporated by reference to Exhibit 99.13 to Amendment No. 3 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on November 4, 2005)

(a)(1)(H)	Form of letter to NGT Unitholders (incorporated by reference to Exhibit 99.14 to Amendment No. 4 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on November 14,2005)

(a)(1)(I)	Form of press release dated November 29, 2005 relating to exchange offer (incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed November 29, 2005)

(a)(1)(J)	Form of press release dated December 14, 2005 relating to exchange offer (filed herewith)

(a)(1)(K)	Form of letter to NGT Unitholders dated December 14, 2005 (filed herewith)

(a)(1)(L)	Form of presentation to brokers dated December 14, 2005 relating to the exchange offer (filed herewith)

(a)(4)	Prospectus (incorporated by reference to the Partnership’s Rule 424(b)(3) filing on November 28, 2005) relating to the Partnership Common Units to be issued in the Offer

(d)(A)	Agreement of Limited Partnership of the Partnership, which is included as Annex A to Amendment No. 4 to the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on November 14, 2005 and incorporated herein by reference

(d)(B)	Form of Agreement and Plan of Merger by and between the Partnership and NGT (incorporated by reference to Exhibit 10.5 to Amendment No. 2 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on October 17, 2005)

(d)(C)	Form of Agreement and Plan of Merger by and between Merger Sub, a subsidiary of the Partnership, and NGT (incorporated by reference to Exhibit 10.7 to Amendment No. 2 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed October 17, 2005)

(h)(A)	Form of 5.1 Opinion of Andrews Kurth LLP (incorporated by reference to Exhibit 5.1 to Amendment No. 2 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on October 17, 2005)

(h)(B)	Form of 8.1 Opinion of Andrews Kurth LLP (incorporated by reference to Exhibit 8.1 to Amendment No. 2 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on October 17, 2005)

Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.
Ensource Energy Income Fund LP
     By:    Ensource Energy Partners, LP, its sole general partner
           By:     Ensource Energy Company LLC, it sole general partner

By:	/s/ Scott W. Smith

Scott W. Smith
President
Date: December 14, 2005
Ensource Energy Partners, LP
     By:    Ensource Energy Company LLC, its sole general partner

By:	/s/ Scott W. Smith

Scott W. Smith
President
Date: December 14, 2005

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to Amendment No. 3 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on November 4, 2005)

(a)(1)(B)	Form of Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 to Amendment No. 1 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on September 15, 2005)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.4 to Amendment No. 3 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on November 4, 2005)

(a)(1)(D)	Form of Letter to Brokers and Banking Institutions (incorporated by reference to Exhibit 99.3 to Amendment No. 3 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on November 4, 2005)

(a)(1)(E)	Form of Letter to Clients (incorporated by reference to Exhibit 99.2 to Amendment No. 3 to the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on November 4, 2005)

(a)(1)(F)	Form of FIRPTA Certificate (incorporated by reference to Exhibit 99.6 to Amendment No. 1 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed September 15, 2005)

(a)(1)(G)	Form of Notice of Direct Registration (incorporated by reference to Exhibit 99.13 to Amendment No. 3 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on November 4, 2005)

(a)(1)(H)	Form of letter to NGT Unitholders (incorporated by reference to Exhibit 99.14 to Amendment No. 4 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on November 14,2005)

(a)(1)(I)	Form of press release dated November 29, 2005 relating to exchange offer (incorporated by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed November 29, 2005)

(a)(1)(J)	Form of press release dated December 14, 2005 relating to exchange offer (filed herewith)

(a)(1)(K)	Form of letter to NGT Unitholders dated December 14, 2005 (filed herewith)

(a)(1)(L)	Form of presentation to brokers dated December 14, 2005 relating to the exchange offer (filed herewith)

(a)(4)	Prospectus (incorporated by reference to the Partnership’s Rule 424(b)(3) filing on November 28, 2005) relating to the Partnership Common Units to be issued in the Offer

(d)(A)	Agreement of Limited Partnership of the Partnership, which is included as Annex A to Amendment No. 4 to the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on November 14, 2005 and incorporated herein by reference

(d)(B)	Form of Agreement and Plan of Merger by and between the Partnership and NGT (incorporated by reference to Exhibit 10.5 to Amendment No. 2 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on October 17, 2005)

(d)(C)	Form of Agreement and Plan of Merger by and between Merger Sub, a subsidiary of the Partnership, and NGT (incorporated by reference to Exhibit 10.7 to Amendment No. 2 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed October 17, 2005)

(h)(A)	Form of 5.1 Opinion of Andrews Kurth LLP (incorporated by reference to Exhibit 5.1 to Amendment No. 2 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on October 17, 2005)

(h)(B)	Form of 8.1 Opinion of Andrews Kurth LLP (incorporated by reference to Exhibit 8.1 to Amendment No. 2 of the Partnership’s Registration Statement on Form S-4 (SEC File No. 126068), filed on October 17, 2005)